EARLY WARNING REPORT IN RESPECT OF THE REAL BROKERAGE INC.

Tel Aviv, Israel - May 2, 2023 - Guy Gamzu ("Gamzu") announces that pursuant to the requirements of National Instrument 62-103  -  The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103") that its shareholdings in The Real Brokerage Inc. (the "Corporation") (TSX: REAX) (NASDAQ: REAX) has fallen below 10% after the Corporation completed the issuance of 288,292 common shares of the Corporation ("Common Shares") pursuant to the exercise of 288,292 stock options (the "Stock Option Exercise").

Immediately prior to the Stock Option Exercise, Gamzu had ownership and control over 17,920,830 Common Shares representing approximately 10% of the issued and outstanding Common Shares on a non-diluted basis. Gamzu did not participate in the Stock Option Exercise.

Immediately following the Stock Option Exercise, Gamzu continued to have ownership and control over 17,920,830 Common Shares, representing approximately 9.98% of the issued and outstanding Common Shares on a non-diluted basis after completion of the Stock Option Exercise.

As of the date hereof, Gamzu no longer beneficially owns nor controls 10% or more of the issued and outstanding Common Shares. Accordingly, Gamzu is no longer required to file early warning reports pursuant to the requirements of NI 62-103 unless Gamzu's beneficial ownership or control of the Common Shares again increases above 10% of the issued and outstanding Common Shares.

This news release, and the early warning report filed in connection with the Stock Option Exercise, was filed late due to administrative error.

Gamzu's investment in the Corporation is for investment purposes only. Gamzu will review its investment on an ongoing basis and depending upon such factors that Gamzu, may from time to time, deem relevant, may, among other things, acquire additional or dispose securities of the Corporation.

An early warning report prepared pursuant to the requirements of NI 62-103 by Gamzu has been filed on SEDAR at www.sedar.com under the Corporation's profile. To obtain more information or to obtain a copy of the early warning report to be filed in respect of this news release, please contact Gamzu at the contact details noted below.

Contact Information

Guy Gamzu

Telephone: 908-280-2515